UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Triangle Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

89600B102

(CUSIP Number)

Tony Weber

NGP Natural Resources X, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON NGP Triangle Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAME OF REPORTING PERSON NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,007,623 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,007,623 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,007,623 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (2)
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1)	Shares of Common Stock issued to NGP Natural Resources X, L.P. (“NGP X”) on March 8, 2013 pursuant to the Stock Purchase Agreement, dated as of March 2, 2013, by and between Triangle and NGP Triangle (the “Stock Purchase Agreement”). NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 5,110,784 shares of Common Stock pursuant to a Form 144 Notice of Proposed Sale of Securities (“Form 144”) as of

October 19, 2017. Pursuant to the Assignment Agreement, dated as of March 7, 2013 (the “Assignment Agreement”), NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Natural Resources X Parallel Fund, L.P. (“NGP Parallel”), respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013. NGP X owns a controlling interest in NGP Triangle. Accordingly, NGP X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle. NGP X disclaims beneficial ownership of the reported securities of NGP Triangle in excess of its pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,552,172 shares of Common Stock outstanding as of December 1, 2016, as reported in Triangle’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2016, filed on December 7, 2016.

1	NAME OF REPORTING PERSON G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,445,365 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,445,365 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,365 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (2)
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1)	Includes (i) 3,007,623 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (ii) 437,742 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 5,110,784 shares of Common Stock pursuant to a Form 144 as of October 19, 2017. NGP Parallel was originally issued 1,181,593 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP Parallel has sold 743,851 shares of Common Stock pursuant to a Form 144 as of October 19, 2017. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

G.F.W. Energy X, L.P. (“G.F.W. Energy”) is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, G.F.W. Energy may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. G.F.W. Energy disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of its pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,552,172 shares of Common Stock outstanding as of December 1, 2016, as reported in Triangle’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2016, filed on December 7, 2016.

1	NAME OF REPORTING PERSON GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,445,365 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,445,365 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,365 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes (i) 3,007,623 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (ii) 437,742 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 5,110,784 shares of Common Stock pursuant to a Form 144 as of October 19, 2017. NGP Parallel was originally issued 1,181,593 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP Parallel has sold 743,851 shares of Common Stock pursuant to a Form 144 as of October 19, 2017. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

GFW X, L.L.C. (“GFW X”) is the general partner of G.F.W. Energy, which is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, GFW X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. GFW X disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of its pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,552,172 shares of Common Stock outstanding as of December 1, 2016, as reported in Triangle’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2016, filed on December 7, 2016.

1	NAME OF REPORTING PERSON Tony Weber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,445,365 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,445,365 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,365 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 3,007,623 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (ii) 437,742 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 5,110,784 shares of Common Stock pursuant to a Form 144 as of October 19, 2017. NGP Parallel was originally issued 1,181,593 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP Parallel has sold 743,851 shares of Common Stock pursuant to a Form 144 as of October 19, 2017. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

Tony Weber is an Authorized Member of GFW X, the general partner of G.F.W. Energy, which is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, Mr. Weber may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. Mr. Weber disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of his pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,552,172 shares of Common Stock outstanding as of December 1, 2016, as reported in Triangle’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2016, filed on December 7, 2016.

SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2012, as amended by Amendment No. 1 filed with the Commission on March 11, 2013, Amendment No. 2 filed with the Commission on June 1, 2016, Amendment No. 3 filed with the Commission on June 7, 2016 and Amendment No. 4 filed with the Commission on June 29, 2016 (the “Schedule 13D”) by NGP Triangle Holdings, LLC (“NGP Triangle”), NGP Natural Resources X, L.P. (“NGP X”), G.F.W. Energy X, L.P. (“G.F.W. Energy”), GFW X, L.L.C. (“GFW X”) and Kenneth A. Hersh. On March 3, 2017, Kenneth Hersh ceased to be an Authorized Member of GFW X. Accordingly, this Amendment is filed by NGP Triangle, NGP X, G.F.W. Energy, GFW X, and Tony Weber, an Authorized Member of GFW X (collectively, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a),(f) This Schedule 13D/A is filed jointly by each of the following persons:

i.	NGP Triangle Holdings, LLC, a Delaware limited liability company;

ii.	NGP Natural Resources X, L.P., a Delaware limited partnership;

iii.	G.F.W. Energy X, L.P., a Delaware limited partnership;

iv.	GFW X, L.L.C., a Delaware limited liability company; and

v.	Tony Weber, a citizen of the United States of America.

On March 3, 2017, Kenneth A. Hersh ceased to be an Authorized Member of GFW X. Accordingly, the Reporting Persons are entering into a new Joint Filing Agreement, dated as of October 30, 2017, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file the this Amendment and all amendments to the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of each of the Reporting Persons is 5221 N. O’Connor Blvd. 11th Floor, Irving, TX 75039.

(c)

i.	NGP Triangle’s principal business is to hold the Convertible Notes and shares of Common Stock issuable upon conversion of the Convertible Notes.

ii.	NGP X is a fund managed by NGP Energy Capital Management, L.L.C., whose primary business activity is investing in various companies, including Triangle.

iii.	G.F.W. Energy’s principal business is to hold general partner interests in NGP X.

iv.	GFW X’s principal business is to hold general partner interests in G.F.W. Energy.

v.	Tony Weber is the Chairman of NGP Energy Capital Management, L.L.C., and a managing partner of the Natural Gas Partners private equity funds.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 19, 2017, pursuant to a privately negotiated transaction, NGP Triangle sold, transferred, conveyed and assigned $160,149,378.17 in aggregate principal amount of convertible notes (the “Convertible Notes”), which were convertible at any time and from time to time into shares of common stock (the “Common Stock”) of Triangle Petroleum Corporation (“Triangle”) at an initial conversion price of $8.00 per share (subject to customary adjustments for stock splits and recapitalizations), representing all of the Convertible Notes owned by NGP Triangle.

NGP Triangle had the right to designate one member to the board of directors of Triangle pursuant to an Investment Agreement, dated as of July 31, 2012, between Triangle, NGP X and NGP Triangle, as amended by that certain Amendment to Investment Agreement, dated as of March 8, 2013, which right was assigned in connection with the sale of the Convertible Notes.

The purpose of the Reporting Persons’ disposition of the Convertible Notes disclosed above was for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

The information disclosed in Item 4 is incorporated by reference in this Item 5.

(a)-(b)	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment is hereby incorporated by reference.

(c)	Pursuant to the Note Purchase Agreement (the “Note Purchase Agreement”), dated July 31, 2012, between Triangle and NGP Triangle, Triangle issued and sold to NGP Triangle $120,000,000 of Convertible Notes, which are convertible at any time and from time to time into shares of Common Stock of Triangle at an initial conversion price of $8.00 per share (subject to customary adjustments for stock splits and recapitalizations). The Convertible Notes accrue interest at a rate of 5% per annum, compounded quarterly, to be paid on each December 31, March 31, June 30 and September 30, and on the date of any redemption, conversion or exchange of the Convertible Notes. Such interest payments are to be paid in kind by adding the accrued interest to the principal balance of the Convertible Notes; provided, that, following July 31, 2017, Triangle has the option to make such interest payments in cash. Accordingly, accrued interest in the amount $1,000,000, $1,512,500, $1,531,406.25, $1,550,548.83, $1,569,930.69, $1,589,554.82, $1,609,424.26, $1,629,542.06, $1,649,911.34, $1,670,535.23, $1,691,416.92, $1,712,559.63, $1,733,966.63, $1,755,641.21, $1,777,586.72, $1,799,806.56, $1,822,304.14, $1,845,082.94 and $1,868,146.48 was added to the aggregate principal amount of the Convertible Note on September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014, September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015 and March 31, 2016, June 30, 2016, September 30, 2016, December 31, 2016 and March 31, 2017, respectively, resulting in an aggregate principal amount of $151,319,864.69 as of March 31, 2017.

Pursuant to the terms of the Convertible Notes, an “Event of Default” occurred on May 17, 2017 and the outstanding balance of the Convertible Notes of $153,841,831.05 became due and payable, which amount included $987,782.45 of interest that had accrued on the Convertible Notes from March 31, 2017 through May 17, 2017 and $1,534,183.91 of additional interest pursuant to the terms of the Convertible Notes. Following such Event of Default, the Convertible Notes accrued interest at a rate of 11% per annum, compounded quarterly.

On September 30, 2017, accrued interest in the amount of $4,286,236.40 was added to the principal amount of the Convertible Notes, resulting in an aggregate principal amount of $160,149,378.17. Based on an initial conversion price of $8.00 per share, $4,286,236.40 in principal amount of Convertible Notes would be convertible into 535,780 shares of Common Stock and $160,149,378.17 in principal amount of Convertible Notes would be convertible into 20,018,672 shares of Common Stock.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock on October 19, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 of the Schedule 13D is hereby amended to add the following:

The information disclosed in Item 4 is incorporated by reference in this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit A — Joint Filing Agreement.

Exhibit B — Note Purchase Agreement, dated July 31, 2012, by and between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 10.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit C — 5% Convertible Promissory Note, dated July 31, 2012 (incorporated by reference to Exhibit 4.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit D — Stock Purchase Agreement, dated March 2, 2013, by and between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 10.1 to Triangle’s current report on Form 8-K filed on March 4, 2013).

Exhibit E — Investment Agreement, dated July 31, 2012, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 4.2 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit F — First Amendment to Investment Agreement, dated March 8, 2013, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P., NGP Triangle Holdings, LLC and NGP Natural Resources X Parallel Fund, L.P. (incorporated by reference to Exhibit F to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 11, 2013).

Exhibit G — Amended and Restated Registration Rights Agreement, dated March 8, 2013, between Triangle Petroleum Corporation , NGP Triangle Holdings, LLC, NGP Natural Resources X, L.P. and NGP Natural Resources X Parallel Fund, L.P. (incorporated by reference to Exhibit G to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 30, 2017

NGP TRIANGLE HOLDINGS, LLC

By:	NGP Natural Resources X, L.P., its managing member

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

	By:	/s/ Tony Weber
	Name:	Tony Weber
	Title:	Authorized Member

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

	By:	/s/ Tony Weber
	Name:	Tony Weber
	Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

	By:	/s/ Tony Weber
	Name:	Tony Weber
	Title:	Authorized Member

GFW X, L.L.C.

	By:	/s/ Tony Weber
	Name:	Tony Weber
	Title:	Authorized Member

TONY WEBER

/s/ Tony Weber

Schedule A

The following individuals are the Authorized Members of GFW X, L.L.C., the general partner of G.F.W. Energy X, L.P., the general partner of NGP Natural Resources X, L.P., the controlling member of NGP Triangle Holdings, LLC: Tony Weber, Chris Carter, Craig Glick and Christopher Ray. Such individuals expressly disclaim beneficial ownership of the Common Stock. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is 5221 N. O’Connor Blvd. 11th Floor, Irving, TX 75039.